OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Zoi, Inc.

611 N. Commonwealth Ave
Los Angeles, CA 90004

www.whatiszoi.com

47619 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 262,554 shares of common stock ($55,546.26)

Minimum 47,619 shares of common stock ($9,999.99)

Company	Zoi, Inc.
Corporate Address	611 N. Commonwealth Ave
Description of Business	Health Application
Type of Security Offered	Common Stock
Purchase Price of Security Offered	.21
Minimum Investment Amount (per investor)	199.92

PERKS

$500— If you invest $500, you will receive 1 Zoi t-shirt

$1,000 — If you invest $1,000 you will receive 1 year subscription. 1 Zoi t-shirt

$5,000— If you invest $5,000 you will receive 2 year subscription. 2 Zoi t-shirts

$10,000 — If you invest $10,000, you will receive one lifetime subscription. Receive 1 Apple watch with Zoi preloaded and Zoi investor band. 2 Zoi t-shirts

$50,000 — If you invest $50,000, you will receive two lifetime memberships. Receive 2 Apple watches with Zoi preloaded and Zoi investor bands.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Zoi, Inc is software for wearable technology that will alert users of abnormalities. Our technology will also give the user a sleep score and charts so you can better understand what goes on while sleeping.

Sales, Customer Base

We haven't launched and therefore don't have sales. Our target customer is anyone from 25-65, with sleep apnea, heart disease or who want to know what goes on during their sleep.

Competition

We plan to be one of the first to market with this concept.

Liabilities and Litigation

We have no litigations and liabilities. Once launched, we plan on having insurance to protect the company in the event of future liabilities and litigation.

The team

Officers and directors

Bryan Lorden	CEO/Director
Christian Broce	CTO/Director

Bryan Lorden
Spent 7 years in the Navy as a Master At Arms. Bryan worked in food and beverage for 8 years as Sales manager. He spent the last 4 years leading startups which include Founder and CEO of slashmyfees.com from 2014-2017 and Zoi, Inc. since 2016 and has been a Regional Sales manager for Rembrandt Foods since 2015. He has been in the development stage with Zoi serving as CEO/Director over the last 13 months.

Christian Broce
Over 10 years experience in business development, contract writing and water treatment engineering. As an entrepreneur, started producing websites in 2006, and has launches several web applications and mobile apps for companies. In these companies he has lead roles of hands on technology development, information architecture, business management and development. As a day job, currently Christian has been RME for California Pumping and sanitation firm from 2004-present, performing business development in wastewater treatment industry developing systems. CTO and Director since inception 2016.

Number of Employees: 5

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its intellectual property. We currently have 1 patent pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to sleep applications. There is no guarantee that our existing or any future patent applications will be granted a patent status.
- **This is a brand-new company** It has no history, no clients, no revenues. If you are investing in this company, it's because you think Zoi is a good idea, that the IP Company will be able to secure the intellectual property rights to Zoi and that the company will secure the exclusive marketing and manufacture rights to Zoi from the IPCompany, that we will be able to successfully market, manufacture and sell Zoi, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable.
- **Our financial review includes a going concern note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **Any valuation at this stage is pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security.
- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and Zou has priced the services at a level that allows the company to make a profit and still attract business.
- **Even if we raise the maximum sought offering, we may need to raise extensive funds in order to be able to start** We believe we may need to raise additional funds to achieve profitability

- **We have limited operating history and have not yet generated any revenues** Our limited operating history makes evaluating our business and future prospects difficult, and may increase risk of your investment, We were formed in 2017 and we have not began to generate revenue. Our company requires significant investment prior to commercial introduction, and may never be successfully developed or commercially successful.
- **Limited Transferability and Liquidation** Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion, or other disposition of our common stock. No public market exists and no market is expected to develop.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Bryan Lorden, 53.0% ownership, Common Stock
- Christopher Broce, 35.0% ownership, Common Stock

Classes of securities

- Common Stock: 9,245,017

Voting Rights

The holders of shares for common stock, $0.00001 par value per share ("the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-10-11.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until 12/15/17. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 4 months without revenue generation. We've spent $85,000 on app development and testing. We developed version 1 of Zoi which was tested for two weeks in March. During this time we decided it wasn't ready for release in the app store so we pulled it. We've created multiple versions of the app and tested functionality. We spent April-June 2017 working on the messaging system which alerts users. We successfully sent a message from Zoi in July. July-present we've been finishing the final version for the app store after receiving feedback from our beta testing. We're adding the sleep score, diagnostics and charts to Zoi before launching.

Financial Milestones

As of today we have raised $51k on Start Engine after fees helped us get 3/4 of the application finished. Our operations are related to providing monitoring for peoples of interest in sleep apnea and /or overall sleep and heart health. Users subscribe to a monitoring membership at a monthly cost of $5 per month, of which at this time we account for approx. 200 subscribed members. The closest comparison in monitoring equipment are such as LifeAlert, whose monitoring services are around $30.00 per month. Mind you that with feeble marketing efforts, since most of our concentration has been development, we have had a significant steady flow of outreach from Primary care doctors, specialty doctors, people with sleep complications, and others interested in general sleep well being. The company is investing for continued growth of the brand; as in branding, direct marketing, online marketing, pr, and R&D. Although we plan on growing at a minimum of 10% each year, our metrics based on a growing correlated sleep apnea and wearable market of 4 billion in US alone, indicate a more aggressive growth rate by which by Year 1 we project an enrollment of 1,600 users generating $100,000 in revenue by means of only memberships alone. Year 2 forecasts our forecast are $500,000, based on approx 8,000 users and $4,500,000 by Year 3, projecting 60,000 users.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. Raising these funds will allow us to get the Zoi to market. We're $14,000 away from getting Zoi to launched. Once hitting our goal of $56,000 , the remainder of the funds will allow us to operate an additional 4 months and assist with the purchase of professional and general liability insurance. We'll be able to finish beta testing the app and have it ready for 2017 launch.

Indebtedness

The company has no outstanding debt.

Recent offerings of securities

- 2018-03-12, Reg. CF, 245017 Common stock. Use of proceeds: Funds were used to pay for app development, studies, PR and marketing

Valuation

$1,941,453.57

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

We are seeking to raise a minimum of $9,999 and up to $55,546.26 in this offering through regulation Crowdfunding. If we are able to raise $55,546 we believe this amount will last us up to 4 months. We plan to use the net proceeds of $47,186.26 over the course as follows;

R&D Production costs are for the development of the application on Apple, Fitbit and Garmin. Our marketing campaigns will target sleep apnea, heart disease, those interested in getting better sleep via Google Ads and Facebook campaigns. Our working capital will be used for insurance and miscellaneous fees.

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$9,999.99	$55,546.26
Less: Offering Expenses	$500	$5000
StartEngine Fees (6% total fee)	$600	$3,360
Net Proceeds	$8,899.99	$47,186.26
Use of Net Proceeds:		
R& D & Production	$6000	$25,000
Marketing	$2000	$20,000
Working Capital	$899.99	$2,186.26
Total Use of Net Proceeds	$8,899.99	$47,186.26

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.whatiszoi.com in the section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR **Zoi, Inc.**

[See attached]

ZOI, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
March 22, 2017

ZOI, INC
Index to Financial Statements
(unaudited)

ZOI, INC
BALANCE SHEETS
March 22, 2017
(unaudited)

Zoi, Inc
Balance Sheet
As of March 22, 2017

		Mar 22, 17
ASSETS		0.00
LIABILITIES & EQUITY		
Equity		
Owner Equity		
Bryan Lorden	9,426.50	
Christian Broce	41,216.55	
Owner Equity - Other	250.00	
Total Owner Equity		50,893.05
32000 · Retained Earnings		-8,949.00
Net Income		-41,944.05
Total Equity		0.00
TOTAL LIABILITIES & EQUITY		**0.00**

ZOI, INC
STATEMENTS OF OPERATIONS
FOR THE PERIOD ENDED March 22, 2017
(unaudited)

Zoi, Inc
Profit & Loss
January 6 through March 22, 2017

		Jan 6 - Mar 22, 17
Ordinary Income/Expense		
Expense		
60000 · Advertising and Promotion		1,750.00
62500 · Dues and Subscriptions		42.17
66700 · Professional Fees		
Sub-Contract Expense	35,500.00	
66700 · Professional Fees - Other	195.00	
Total 66700 · Professional Fees		35,695.00
Total Expense		37,487.17
Net Ordinary Income		-37,487.17
Net Income		**-37,487.17**

ZOI, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIOD ENDED March 22, 2017
(unaudited)

Statement of Stockholders' Equity

	Common Stock		Additional		Total
	Shares	Amount	Paid-in Capital	Accumulated Deficit	Stockholders' Equity (Deficit)
1/6/2017	-	-	-	-	-
Cotributed Capital	-	-	37,487.17	-	37,487.17
Net income (loss)	-	-	-	(37,487.17)	(37,487.17)
3/22/2017	-	$ -	$ 37,487.17	$ (37,487.17)	$ -

ZOI, INC
STATEMENTS OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2016
(unaudited)

Zoi, Inc
Statement of Cash Flows
January 6 through March 22, 2017

	Jan 6 - Mar 22, 17
OPERATING ACTIVITIES	
Net Income	-37,487.17
Net cash provided by Operating Activities	-37,487.17
FINANCING ACTIVITIES	
Owner Equity	250.00
Owner Equity:Bryan Lorden	1,127.50
Owner Equity:Christian Broce	36,109.67
Net cash provided by Financing Activities	37,487.17
Net cash increase for period	0.00
Cash at end of period	**0.00**

NOTE 1 – NATURE OF OPERATIONS

ZOI, INC. was formed on January 7, 2017 ("Inception") in the State of Delaware. The financial statements of ZOI, INC. (which may be referred to as the "Zoi", "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, CA.

While the Company was formed on January 7, 2017, financial activity pre-existed formal formation. Accordingly, the Company has presented historical results of operations prior to formation.

Zoi is an app for wearables that will alert users of abnormalities in their sleep. It will track sleep patterns and send alerts if your heart rate is too low or too high. It will also send messages to loved ones and first responders when the person is having complications in their sleep.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
Application downloads are free, and the first trial period is free. Thereafter, the subscription service will start at $4.99 per month and the Company will recognize revenue when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. The Company will recognize revenue ratably over the service period for subscriptions.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3– COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – SUBSEQUENT EVENTS

The Company formally incorporated on January 7, 2017, see Note 1.

Subsequent to December 31, 2016, the Company;s founders provided approximately $50,000 for working capital.

The Company has evaluated subsequent events that occurred after December 31, 2016 through March 22, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Bryan Lorden the CEO of Zoi, Inc. hereby certify that the financial statements of Zoi, Inc. and notes thereto for the periods ending 1/1/16 and 12/31/16 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 amounts reported on our tax returns were total income of $0 taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 7/10/17 (Date of Execution).

Bryan Lorden (Signature)

CEO (Title)

7/10/17 (Date)

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Zoi is pending **StartEngine Approval.**

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Investors

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Raised of $10K - $55.1K goal

Zoi

Wearable technology that wakes you up

Small OPO · Los Angeles, CA · Health Tech
Accepting International Investment

Overview Team Terms Updates Comments Share


ZOI
DOWNLOAD TODAY!


MEET ZOI
THE APP THAT
CAN POTENTIALLY
SAVE YOUR LIFE

The Life-Saving App That Watches You When You Cannot

Invest in Zoi, Inc.

" Zoi, on a basic level, is an app that integrates with an Apple Watch and other wearable devices to detect heart rate. But we intend for it to lead the way for wearable technology saving lives.

Zoi was developed after Bryan Lorden, our CEO, lost a friend who was only 32 years old in September 2015 to sleep apnea. Bryan Lorden also suffers from obstructive sleep apnea. Sleep apnea at its best, results in nights that are not restful. At its worst, it can actually result in the death. At this time, sleep apnea sufferers, and individuals suffering from other heart and health conditions, only have expensive treatment options available. These options don't generally have the means to alert loved ones or 911 if there is an actual emergency experienced by the user. Zoi intends to bridge the gap between safety and cost with an application that monitors heart rate at a cost of only $9.99 per month."

Zoi is expected to grow alongside the wearable tech industry. This growing industry is expected to reach over $4B in 2017. One in six consumers currently own and use wearable technology. As the industry grows, Zoi looks to not only be a staple in the medical wearable tech industry, but also a shining example to other companies to begin noticing the large group of Americans being ignored in terms of affordable technology for medical problems.

Bryan Lorden
Founder and CEO
Zoi, Inc.

Investment
$0.21 per share. Zoi, Inc. is currently seeking $55,546.26 from investors. If you invest in the company you believe it will be worth more than $1.9M in the future.

We've recently raised a total of $51,000 which has gone towards app development, marketing and testing.

We are in the final stages of the development process. We're looking to launch the app by the end of November.

Perks given on top of buying shares

$500— If you invest $500, you will receive 1 Zoi t-shirt
$1,000 — If you invest $1,000 you will receive 1 year subscription. 1 Zoi t-shirt
$5,000— If you invest $5,000 you will receive 2 year subscription. 2 Zoi t-shirts
$10,000 — If you invest $10,000, you will receive one lifetime subscription. Receive 1 Apple watch with Zoi preloaded and Zoi investor band. 2 Zoi t-shirts
$50,000 — If you invest $50,000, you will receive two lifetime memberships. Receive 2 Apple watches with Zoi preloaded and Zoi investor bands.

*All perks occur after the second offering is completed

Preventing Death from Sleep Apnea, One Watch At A Time

Our App's Features

Heart Tracking

Zoi is an app that will track your heart rate and sleeping patterns. An alert will popup on your wearable and phone if your heart rate is abnormal.



Awake or Sleep Modes

During sleep mode, If your heart rate drops below or goes above your resting heart rate an alarm will go off to wake you up.


ZZZ

Get Fast Support

If the alarm isn't turned off, alerts will be sent to your loved ones. It will then dial first responders in case of emergency.



Your allergy information and geolocation coordinates will also pop up on the screen for first responders to review.



Devices

Zoi will be available for Apple Watches and Garmin. Coming soon for Fitbit.



Dying in Your Sleep: More Common Than You Think

1 in 4 people die of heart disease (American Heart Association) and **1 in 8 will die in their sleep** (answers.com). Sleep apnea is also one of the top causes that leads to dying in your sleep, affecting 42 million Americans.

One would assume that as the technology industry grows, there would be more and more focus on the development of affordable, easy to use devices to make sleeping safer. The truth is, however, that many individuals suffering from these kind of health conditions still only have bulky, uncomfortable, expensive machines to keep them safe. Due to financial limitations, many of these individuals go without any safety net at all.

Dying in your sleep is all too common. **The answer now is Zoi**, a wearable device that integrates currently with Apple Watches and soon FitBits and other wearable devices capable of detecting heart rate. If you have sleep apnea, Zoi can make recommendations based on your sleep patterns.


ZOI
your guardian angel while you sleep

How Can Zoi Keep You Safe?

- **Heart Tracking** while exercising or asleep.
- **Send Alerts** to **Loved Ones** and **911** if your heart rate is severely abnormal while asleep.
- Current **Software Compatibility** with **Apple Watch**, and soon will integrate with other devices, including **Fitbit** and other smart devices that detect heart rate.
- Future plans for a **Support Line**, as an alternative to 911 or alerting a family member or friend.
- Affordable cost of only **$4.99 Per Month** on launch.



Why Invest in Wearable Technology with Zoi, Inc.?



An Opportunity to Save Lives With Wearable Technology

- Market predicted to reach over $4B in 2017 in 2017.
- This technology is most popular among users aged 25 to 44, a **Huge Demographic**.
- **One in six consumers currently own and use wearable technology.**
- Zoi's software currently integrates with **Apple Watch**, and will later work with **Fitbit, Huawei Fit, And Other Smart Devices**.
- By pairing proprietary software with wearable tech the user already owns or can easily find, Zoi can **Lower User Cost**.
- The software itself is **Highly Adaptable**, allowing the user to monitor their heart rate and other vitals during all hours, in whatever way they envision.

Zoi, Inc. Marketing Strategy & Projections

Social Networking

Will develop a presence on social networking sites and will also place advertisements on these sites.

E-mail marketing

Our plan is to reach all potential users and inform them via segmented email drip campaigns to increase conversion

Search Engine Optimization

Portions of the marketing budget for strategic internet marketing including search engine optimization.

Industry Events

Attend conferences to increase brand awareness and establish valuable business partnerships.

Note - these statements are based on internal financial projections

---

Dear future investor,

We want to thank you for looking through Zoi. Your contributions can help save lives by detecting abnormalities with the user while sleeping. You can also help Zoi users live a healthier lifestyle by better understanding their sleep. We hope you'll consider investing in us.



Idea phase
Bryan's friend died in November of 2015 at the age of 32. He had severe sleep apnea. Bryan thought of a way to alert users if they're having complications in their sleep.
November 2015
May
Raised $51,000
We've raised $51k to date
Pitched idea to class
In grad school Bryan pitched the idea to his marketing class. The professor told him that he needed to make a move on it.
April 2015
August, 2015
Zoi development begins and patent filed.
Zoi Beta is created.
February 2017
March, 2017
Beginning of Crowdfunding
Campaign launched on StartEngine!
Second Crowdfunding Raise on StartEngine
November 2017
November 2017 (Anticipated)
Launch app in iTunes store
We have 5 weeks of full time development left to get Zoi out.

Meet the Founders



Bryan Lorden

CEO/Director

Spent 7 years in the Navy as a Master At Arms. Bryan worked in food and beverage for 8 years as Sales manager. He spent the last 4 years leading startups which include Founder and CEO of slashmyfees.com from 2014-2017 and Zoi, Inc. since 2016 and has been a Regional Sales manager for Rembrandt Foods since 2015. He has been in the development stage with Zoi serving as CEO/Director over the last 13 months.

Christian Broce

CTO/Director

Over 10 years experience in business development, contract writing and water treatment engineering. As an entrepreneur, started producing websites in 2006, and has launches several web applications and mobile apps for companies. In these companies he has lead roles of hands on technology development, information architecture, business management and development. As a day job, currently Christian has been RME for California Pumping and sanitation firm from 2004-present, performing business development in wastewater treatment industry developing systems. CTO and Director since inception 2016.

And the Rest of the Team



Dr. Rico Simonini

Advisor

Dr. Simonini is a top cardiologist at Cedars Sinai Medical Center in Beverly Hills. He's provided Zoi with advice on how to track a users heart rate and sleep patterns.



Boris Gansevich

Chief Innovation Officer

Boris has been involved with sleep medicine for over 10 years, holding various roles, from polysomnography technician to eventually owning his own diagnostic sleep business. For the past five years, Boris has been involved in system integration and mobile app building projects within the healthcare industry. Boris will help visualize and incorporate ideas for future development of Zoi platform.

Offering Summary

Maximum 262,554 shares of common stock ($55,546.26)

Minimum 47,619 shares of common stock ($9,999.99)

Company	Zoi, Inc.
Corporate Address	611 N. Commonwealth Ave
Description of Business	Health Application
Type of Security Offered	Common Stock
Purchase Price of Security Offered	.21
Minimum Investment Amount (per investor)	199.92

PERKS

$500— If you invest $500, you will receive 1 Zoi t-shirt

$1,000 — If you invest $1,000 you will receive 1 year subscription. 1 Zoi t-shirt

$5,000— If you invest $5,000 you will receive 2 year subscription. 2 Zoi t-shirts

$10,000 — If you invest $10,000, you will receive one lifetime subscription. Receive 1 Apple watch with Zoi preloaded and Zoi investor band. 2 Zoi t-shirts

$50,000 — If you invest $50,000, you will receive two lifetime memberships. Receive 2 Apple watches with Zoi preloaded and Zoi investor bands.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

many apps measure your heart rate on, wearable devices during exercise bands, during sleep but only one could, potentially save your life Lloyd our, patent-pending software alerts you to, wake up if your heart rate goes above or below your normal resting heart rate when sleeping and if you don't wake up to reset it it contact your loved ones or even first responder downloads today and breath easy

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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Minimum and Maximum Investment Amounts

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